(d)(3)(A)(i)

May 1, 2021

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Investors Trust ("VIT"), on behalf of Voya Global Perspectives® Portfolio (the "Portfolio"), intending to be legally bound hereby, VIL, the investment manager to the Portfolio, agrees that, from May 1, 2021 through May 1, 2022, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, including expenses of the underlying investment companies, shall be as follows:

Name of Portfolio	Maximum Operating Expense Limit
	(as a percentage of average net assets)
		Classes
	Adviser	Institutional	Service
Voya Global Perspectives® Portfolio	1.09%	0.83%	1.08%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2021 through May 1, 2022. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2021

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VIT.

Sincerely,

By: /s/ Todd Modic

Todd Modic

Senior Vice President

Voya Investments, LLC

Accepted:

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Investors Trust